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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                        Under the Securities Act of 1934
                                (Amendment No 5)*


                                 NCO Group, Inc.
                                 ---------------
                                (Name of Issuer)


                           Common Stock, no par value
                           ---------------------------
                         (Title of Class of Securities)


                                    628858102
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       |_|  Rule 13d-1(b)

       |_|  Rule 13d-1(c)

       |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (3-98)


                               Page 1 of 4 Pages

------------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 628858102                                   13G                                 Page 2 of 4 Pages
          ---------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

          Michael J. Barrist
          ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                             (a)   |_|
          Not Applicable                                                                     (b)   |_|
------------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------------------------------------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

                                 2,132,238 (See Item 4)
      NUMBER OF       --------------------------------------------------------------------------------------------------------------
       SHARES              6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   77,119 (See Item 4)
        EACH          --------------------------------------------------------------------------------------------------------------
      REPORTING            7     SOLE DISPOSITIVE POWER
       PERSON
         WITH                    1,958,950 (See Item 4)
                      --------------------------------------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 77,119 (See Item 4)
------------------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,209,357 (See Item 4)
------------------------------------------------------------------------------------------------------------------------------------

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         See Item 4                                             |X|
------------------------------------------------------------------------------------------------------------------------------------

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5% (See Item 4)
------------------------------------------------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------

         * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages

Item 1(a)         Name of Issuer:
                  --------------

                  NCO Group, Inc. (the "Corporation")

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  515 Pennsylvania Avenue
                  Fort Washington, PA 19034

Item 2(a)         Name of Person Filing:
                  ---------------------

                  Michael J. Barrist

Item 2(b)         Address of Principal Business Office:
                  ------------------------------------

                  NCO Group, Inc.
                  515 Pennsylvania Avenue
                  Fort Washington, PA 19034

Item 2(c)         Citizenship:
                  -----------

                  United States

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common stock, no par value

Item 2(e)         CUSIP Number:  628858102
                  ------------

Item 3            Not Applicable

Item 4            Ownership:
                  ---------

                  (a) Amount Beneficially Owned: 2,209,357(1)
                  (b) Percent of Class: 8.5%(2)


-----------------
      (1) Includes 173,288 shares of Common Stock owned by Annette Barrist which Michael J. Barrist has the sole right to vote pursuant to an irrevocable proxy (the "Proxy Shares"); 77,119 shares held in trusts for the benefit of members of Annette Barrist's or Michael Barrist's family for which Michael J. Barrist is a co-trustee (the "Trust Shares"); and 214,167 shares issuable upon the exercise of options which are exercisable within 60 days after December 31, 2001 (the "Vested Options"). Excludes 152,160 shares held in trust for the benefit of Michael J. Barrist's child, as to which Michael J. Barrist disclaims beneficial ownership. Annette Barrist is the mother of Michael J. Barrist.

      (2) Based on 26,029,909 shares outstanding as of 12/31/01 (including the Vested Options).

                               Page 3 of 4 Pages

             (c) Number of Shares as to which such person has

                  (i)   sole power to vote/direct the vote: 2,132,238(3)
                  (ii)  shared power to vote/direct the vote: 77,119(4)
                  (iii) sole power to dispose/direct the disposition of:
                        1,958,950
                  (iv)  shared power to dispose/direct the disposition of:
                        77,119(5)

Item 5       Ownership of Five Percent or Less of a Class:
             --------------------------------------------

             Not Applicable.

Item 6       Ownership of More Than Five Percent on Behalf of Another Person:
             ---------------------------------------------------------------

             Annette Barrist has the sole power to dispose or direct the disposition of 173,288 Shares, which Michael J. Barrist has the sole power to vote or direct the vote of pursuant to an irrevocable proxy. (See Item 4)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
             -------------------------------------------------------------------

             Not Applicable.

Item 8       Identification and Classification of Members of the Group:
             ---------------------------------------------------------

             Not Applicable.

Item 9       Notice of Dissolution of Group:
             ------------------------------

             Not Applicable.

Item 10      Certification
             -------------

             Not Applicable

Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        1/15/02                             /s/ Michael J. Barrist
            -----------                          -------------------------------
                                                 Michael J. Barrist

------------
       (3) Includes all shares shown as beneficially owned in Item 4(a) (including the Vested Options), except the Trust Shares.

       (4) Includes only the Trust Shares.

       (5) Includes only the Trust Shares.



                               Page 4 of 4 Pages